FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 13, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


     Form 20-F X                                  Form 40-F
               --                                           --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                          No X
        --                                          --

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for November 2001.

                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 13, 2001




                                            AERCO LIMITED


                                            By: /s/  Patrick J. Dalton
                                                -----------------------------
                                                 Name: Patrick J. Dalton
                                               Title:   Attorney-in-Fact

                                                                         Item 1





Impact of Recent Events

     During the current financial year there has been a downturn in the world economic climate with a consequential negative impact on the operating conditions in the world aviation industry. On September 11, 2001, terrorists hijacked and crashed four aircraft in the United States, causing severe loss of human life, and damage to property and economic disruption. As a result, air travel within the United States was suspended for several days. The pre-existing economic downturn has been exacerbated by the events of September 11 in the US and the economic and political fall out since then.

     The terrorist attacks have already had a significant impact on the aviation industry as a whole, together with the downturn in world economic conditions which was already becoming evident. The long-term consequences of these attacks, and the subsequent military action in Afghanistan, cannot be fully assessed at this stage.

     To date, the effects have included, among other things, a reduction in demand for air travel, grounding of aircraft and reduced operations by airlines, bankruptcy of airlines particularly in Europe and the United States, fluctuations in the price of fuel, increased costs due to new security measures being adopted by the relevant aviation authorities, and increased insurance premiums required by insurance providers. Airlines worldwide are currently experiencing difficulties in maintaining war insurance cover in the amounts required under their leases with us and other lessors. While these insurance issues have been mitigated in certain jurisdictions by temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for certain aircraft to be grounded. Other future effects may include further restructuring or consolidation of airlines.

     AerCo Limited is likely to face a deterioration in the financial condition of its lessees and, consequently, their ability to perform their obligations under their leases. Moreover the current oversupply in the aviation industry market may impact our ability to re-lease aircraft on a timely basis at favorable rates. Although at present there are no reliable indicators as to current market value, it is likely that the market value of our aircraft may be reduced, and in the long term, the value of the portfolio is likely to be reduced. Due to the level of uncertainty, it is not possible to predict, with any certainty, the financial impact of these events at this time. In particular, AerCo Limited has not recognized any consequential likely impairment in the carrying value of its aircraft portfolio as of November 13, 2001.

     The above factors have already impacted our cash flows for the November monthly reporting period, with November lease rentals US$2 million behind the base case assumption. In addition a number of leases have requested a renegotiation of their existing lease agreements with AerCo. Although at this time, we cannot predict the scope and duration of these conditions, it is likely that they will continue to cause a reduction in cash flows with a consequent adverse effect on our ability to make timely payments of principal and interest on the notes, and may cause a redirection of cash flows towards the more senior note classes. As a consequence, while these adverse conditions exist, we expect to perform behind the Base Case set out in the offering memorandum of July 12, 2000, as adjusted for the unanticipated sale of one B757-200 aircraft (MSN 28486) on April 9, 2001.


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                            November-01

Payment Date                     15th of each month
Convention                       Modified Following Business Day
Current Payment Date             15-Nov-01
Current Calculation Date         8-Nov-01
Previous Payment Date            15-Oct-01
Previous Calculation Date        9-Oct-01
-----------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------
                                       Prior          Deposits       Withdrawals      Balance on
                                      Balance                                      Calculation Date
                                     9-Oct-01                                          8-Nov-01
-----------------------------------------------------------------------------------------------------
Expense Account                       7,259,824.69    1,750,209.75   (4,799,308.33)     4,210,726.11
Collection Account                  100,583,001.51   13,290,781.03  (14,638,349.51)    99,235,433.03
Aircraft Purchase Account                        -               -               -                 -

 - Liquidity Reserve cash balance    85,944,652.00      215,000.00     (495,000.00)    85,664,652.00
-----------------------------------------------------------------------------------------------------
Total                               107,842,826.20   15,040,990.78  (19,437,657.84)   103,446,159.14
-----------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                       -
Interest Income                                                                                    -
Aircraft Purchase Payments                                                                         -
Economic Swap Payments                                                                             -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                -
-----------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            7,259,824.69
Transfer from Collection Account on previous Payment Date                               1,736,914.07
Permitted Aircraft Accrual                                                                         -
Interim Transfer from Collection Account                                                           -
Interest Income                                                                            13,295.68
Balance on current Calculation Date
 - Payments on previous payment date                                                   (2,999,843.02)
 - Interim payments                                                                    (1,799,465.31)
 - Other
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     4,210,726.11
-----------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                          100,583,001.51
Collections during period                                                              13,290,781.03
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                576,718.54
 - Permitted Aircraft Modifications                                                                -
Net Swap payments on previous Payment Date                                             (2,313,632.61)
Aggregate Note Payments on previous Payment Date                                      (12,901,435.44)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                    99,235,433.03
-----------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                       30,000,000.00
Second Collection Account Reserve                                                      35,000,000.00
Cash Held
 - Security Deposits                                                                   20,664,652.00
                                                                                   ------------------
 Liquidity Reserve Amount                                                              85,664,652.00
                                                                                   ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

-----------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated



Current Payment Date                   15-Nov-01
Current Calculation Date               8-Nov-01
Previous Payment Date                  15-Oct-01
Previous Calculation Date              9-Oct-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        103,446,159.14
Liquidity Reserve Amount                                                                         (85,664,652.00)
                                                                                              ------------------
Available Collections                                                                             17,781,507.14
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                2,240,554.86
     b)      Swap Payments other than subordinated swap payments                                   3,351,799.24
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        402,975.07
(vi)         Class B Minimum principal payment                                                         9,065.90
(vii)        Class C Interest                                                                        587,524.03
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,664,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             560,283.12
(xiv)        Class C Scheduled principal                                                             311,896.91
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        2,609,074.68
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         103,446,159.14
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,664,652.00
                                                                                              ------------------
                                                                                                  17,781,507.14
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated




Current Payment Date                     15-Nov-01
Current Calculation Date                 8-Nov-01
Previous Payment Date                    15-Oct-01
Previous Calculation Date                9-Oct-01
------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
                                                                                                                      (table cont'd
                                                                                                                         below)
---------------------------------------------------------------------------------------------------------------------------
                                            Subclass        Subclass         Subclass           Total          Subclass
Floating Rate Notes                            A-2             A-3              A-4            Class A           B-1

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                2.52500%        2.52500%          2.52500%                        2.52500%
Applicable Margin                                0.3200%         0.4600%           0.5200%                         0.6000%
Applicable Interest Rate                        2.84500%        2.98500%          3.04500%                        3.12500%
Day Count                                        Act/360         Act/360           Act/360                         Act/360
Actual Number of Days                                 31              31                31                              31
Interest Amount Payable                       358,390.24    1,452,285.42        429,879.21                      181,255.67
Step-up Interest Amount Payable                 NA              NA               NA                               NA
---------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                           358,390.24    1,452,285.42        429,879.21     2,240,554.86     181,255.67
---------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                    15-Dec-05       15-Jun-02         15-May-11                       15-Jul-13
Excess Amortisation Date                       17-Aug-98       15-Feb-06         15-Aug-00                       17-Aug-98

---------------------------------------------------------------------------------------------------------------------------
Original Balance                          290,000,000.00  565,000,000.00    235,000,000.00                   85,000,000.00
Opening Outstanding Principal Balance     146,290,022.74  565,000,000.00    163,945,670.29   875,235,693.03  67,356,947.50

---------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                             67.39%         100.00%            93.95%                          89.17%
Pool Factors                                      57.17%         100.00%            81.51%                          83.29%
---------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                              -               -                 -                -       4,381.22
Scheduled Principal Payment                            -               -                 -                -     270,764.09
Supplemental Principal Payment              1,230,295.55               -      1,378,779.12     2,609,074.68              -
---------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount         1,230,295.55               -      1,378,779.12     2,609,074.68     275,145.30
---------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                           -
- amount allocable to premium

---------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     145,059,727.19  565,000,000.00    162,566,891.17   872,626,618.35  67,081,802.20
---------------------------------------------------------------------------------------------------------------------------



(table cont'd)
---------------------------------------------------------------------------------------------------------------------
                                         Subclass         Total          Subclass      Subclass          Total
Floating Rate Notes                         B-2          Class B            C-1           C-2           Class C

---------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                             2.52500%                       2.52500%      2.52500%
Applicable Margin                             1.0500%                        1.3500%       2.0500%
Applicable Interest Rate                     3.57500%                       3.87500%      4.57500%
Day Count                                     Act/360                        Act/360       Act/360
Actual Number of Days                              31                             31            31
Interest Amount Payable                    221,719.40                     275,711.73    311,812.30
Step-up Interest Amount Payable              NA                             NA             NA
---------------------------------------------------------------------------------------------------------------------
Total Interest Paid                         221,719.40     402,975.07      275,711.73    311,812.30        587,524.03
----------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Jul-08                      15-Jul-13     15-Jun-08
Excess Amortisation Date                     15-Aug-00                      17-Aug-98     15-Aug-00

----------------------------------------------------------------------------------------------------------------------
Original Balance                         80,000,000.00                  85,000,000.00 80,000,000.00
Opening Outstanding Principal Balance    72,022,543.31 139,379,490.81   82,627,448.96 79,148,547.25    161,775,996.21

----------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                           99.93%                         99.61%        99.89%
Pool Factors                                    99.11%                         96.80%        98.59%
----------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                     4,684.69       9,065.90               -             -                 -
Scheduled Principal Payment                 289,519.03     560,283.12      173,668.13    138,228.78        311,896.91
Supplemental Principal Payment                       -              -               -             -                 -
----------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount         294,203.72     569,349.02      173,668.13    138,228.78        311,896.91
---------------------------------------------------------------------- -----------------------------------------------
Redemption Amount                                                                   -             -
- amount allocable to principal                                                     -             -
- amount allocable to premium                                                       -             -

----------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    71,728,339.59 138,810,141.79   82,453,780.83 79,010,318.47    161,464,099.30
----------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------

Fixed Rate Notes                               D-2

---------------------------------------------------------
Applicable Interest Rate                        8.50000%
Day count                                       30 / 360
Number of Days                                        30
Interest Amount Payable                       708,333.33
---------------------------------------------------------
Total Interest Paid                           708,333.33
---------------------------------------------------------
Expected Final Payment Date                    15-Mar-14
Excess Amortisation Date                       15-Jul-10
---------------------------------------------------------
Original Balance                          100,000,000.00
Opening Outstanding Principal Balance     100,000,000.00
---------------------------------------------------------
Extended Pool Factors                            100.00%
Expected Pool Factors                            100.00%
---------------------------------------------------------
Extended Amount                                        -
Expected Pool Factor Amount                            -
Surplus Amortisation
---------------------------------------------------------
Total Principal Distribution Amount                    -
---------------------------------------------------------
Redemption Amount                                      -
- amount allocable to principal                        -
                                         ----------------
- amount allocable to premium                          -
---------------------------------------------------------
Closing Outstanding Principal Balance     100,000,000.00
---------------------------------------------------------


                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated



Current Payment Date                          15-Nov-01
Current Calculation Date                       8-Nov-01
Previous Payment Date                         15-Oct-01
Previous Calculation Date                      9-Oct-01
-------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period              15-Nov-01
End of Interest Accrual Period                16-Dec-01
Reference Date                                13-Nov-01

------------------------------------------------------------------------------------------------------------------------------------

                                               A-2          A-3          A-4          B-1         B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                               2.08000%     2.08000%     2.08000%    2.08000%    2.08000%       2.08000%   2.08000%
Applicable Margin                               0.3200%      0.4600%      0.5200%     0.6000%     1.0500%        1.3500%    2.0500%
Applicable Interest Rate                        2.4000%      2.5400%      2.6000%     2.6800%     3.1300%        3.4300%    4.1300%

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------

Fixed Rate Notes                               D-1

--------------------------------------------------------

Actual Pool Factor                              100.00%

--------------------------------------------------------

----------------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                        A-2          A-3          A-4          B-1         B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance        146,290.02   565,000.00   163,945.67   67,356.95   72,022.54      82,627.45  79,148.55
Total Principal Payments                       1,230.30            -     1,378.78      275.15      294.20         173.67     138.23
Closing Outstanding Principal Balance        145,059.73   565,000.00   162,566.89   67,081.80   71,728.34      82,453.78  79,010.32

Total Interest                                   358.39     1,452.29       429.88      181.26      221.72         275.71     311.81
Total Premium                                   0.0000%      0.0000%      0.0000%     0.0000%     0.0000%        0.0000%    0.0000%

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------

(b) Fixed Rate Notes                           D-2

--------------------------------------------------------

Opening Outstanding Principal Balance        100,000.00
Total Principal Payments                              -
Closing Outstanding Principal Balance        100,000.00

Total Interest                                   708.33
Total Premium                                         -

--------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------